

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2011

Via Email
Gary W. Petty, Jr.
Senior Vice President and Chief Financial Officer
Cornerstone Bancshares, Inc.
835 Georgia Avenue
Chattanooga, TN  37402

> **Re:** **Cornerstone Bancshares, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2011**
> **Filed May 16, 2011**
> **File No. 000-30497**

Dear Mr. Petty:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

General

1.    Please file the Item 5.07 Form 8-K identifying the voting results of your 2011 annual meeting for the election of directors.

2.    Please revise future filings to discuss in greater detail the formal agreements with your financial regulators.  In particular, provide a summary of all provisions, current compliance with each provision, management's view of the material impact on future

operations relating to the actions taken in response to the formal agreements and the potential consequences if there is a failure to comply with the agreements.

Item 1. Business

Supervision and Regulation, page 5

3.      We note that you received a letter from the Federal Reserve Bank of Atlanta dated March 30, 2010 which requires the FRBA's written approval prior to taking certain actions.  To the extent this letter is still in effect, please revise your future annual and periodic reports to disclose the letter's terms and any material effect the FRBA's requirements have had on your operations.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

4.      Please expand your future filings to present a discussion of the company's critical accounting estimates.

5.      Please expand your future filings to address the following:

- Provide the disclosure required by Item III(B) of Guide III with regard to the amount of loans due after one year that have predetermined interest rates and have floating or adjustable interest rates;

- Provide the disclosure required by Item III(C)(1) of Guide III with regard to nonaccrual, past due and restructured loans for 5 years;

- Provide the disclosure required by Item V(D) of Guide III with regard to the maturity of certificates of deposit in amounts of $100,000 or more; and

- Disclose the information required by Item VII(1) weighted average interest rate thereon and (2) the maximum amount of borrowings outstanding at any month-end during each reported period of Guide III with regard to short-term borrowings.

Item 8. Financial Statements and Supplementary Data

Notes to the Consolidated Financial Statements

Note 5 – Loans and Allowance for Loan Losses, pages 60-64

6.      We note that you have presented some of the disclosures required by ASU 2010-20 outside the financial statements particularly pursuant to ASC 310-10-50-11B(a)(3) and (d).  Please expand future filings to include the disclosures in the body of the financial statements or the notes to the financial statements.

7.      Please tell us and expand future filings to provide by portfolio segment a description of the company's accounting policy and methodology used to estimate the allowance for credit losses pursuant to ASC 310-10-50-11B(a) and a description of the policy for charging off uncollectable financing receivables pursuant to ASC 310-10-50-11B(b).

8.      Please expand your future filings to provide, as of the date of each statement of financial position presented, the recorded investment in impaired loans by class of financing receivable for the information pursuant to ASC 310-10-50-15(a)(3) and (b).

9.      Please expand your future filings to  revise the disclosure pursuant to ASC 310-10-50-29(b) to present the recorded investment in financing receivables by credit quality indicator and for each credit quality indicator, the date or range of dates in which the information was updated for that credit quality indicator pursuant to ASC 310-10-50-29(c).

Item 10. Directors, Executive Officers and Corporate Governance

10.     Please tell us why you have not provided the information required by Item 401(b) of Regulation S-K, and related disclosures.

Exhibits

General

11.     Please amend your Form 10-K to file as exhibits the consent order issued by the Federal Deposit Insurance Corporation on April 2, 2010 and the written agreement entered into with the Tennessee Department of Financial Institutions on April 8, 2010 (unless a public filing of the latter agreement is prohibited, in which case please advise).  We note that the written agreement with the Tennessee Department of Financial Institutions was not filed as an exhibit to the Form 8-K filed April 14, 2010 or any subsequent filings.  Please advise.

Exhibit 32

12.     We note that the certifications pursuant to Section 906 of the Sarbanes-Oxley Act are not dated.  Please amend the Form 10-K and include dated certifications.  Confirm that future certifications will be dated.

Form 10-Q for Fiscal Quarter Ended March 31, 2011

Item 4. Controls and Procedures

13.     This disclosure appears to reflect the conclusion of your principal executive officer.  Please confirm, if accurate, that this disclosure also reflects the conclusion of your principal financial officer.  Revise future filings accordingly.  Refer to Item 307 of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Chris Harley at (202) 551-3695 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters.  Please contact David Lin at (202) 551-3552 or me at (202) 551-3583 with any other questions.

                                        Sincerely,

                                        /s/ Matt S. McNair

                                        Matt S. McNair
                                        Attorney-Adviser